Filed by Tremont Mortgage Trust

Commission File No. 001-38199

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust

Commission File No. 001-38199

Date: September 20, 2021

On September 20, 2021, RMR Mortgage Trust, or RMRM, issued the following RMRM press release, and Tremont Mortgage Trust, or TRMT, issued the following TRMT press release.

FOR IMMEDIATE RELEASE

RMR Mortgage Trust Announces Results of

Special Meeting of Shareholders

Shareholders Approve the Issuance of Common Shares in the Merger with Tremont Mortgage Trust to Form a Combined Company Named Seven Hills Realty Capital

Merger Expected to Create a Diversified Commercial Mortgage REIT with Fully Invested Total Assets Expected to Approach $1 Billion

Newton, MA (September 20, 2021): RMR Mortgage Trust (Nasdaq: RMRM) announced the results of its special meeting of shareholders held on Friday, September 17, 2021, as follows.

Shareholders approved the issuance of RMRM common shares in the merger with Tremont Mortgage Trust (Nasdaq: TRMT), with 92.3% of the shares that voted voting in favor. RMRM expects the merger to become effective on September 30, 2021, subject to the satisfaction or waiver of the closing conditions specified in the Agreement and Plan of Merger between RMRM and TRMT, dated April 26, 2021. As part of the merger, the combined company will change its name to Seven Hills Realty Capital and will trade on the Nasdaq under the ticker “SHRC”.

The merger is expected to create a more diversified commercial mortgage real estate investment trust, or REIT, focused on middle market transitional bridge loans with assets expected to approach $1 billion when fully invested. With increased scale and an expanded capital base, the combined company is expected to be better positioned to access capital markets, increase operating efficiency, and deliver more attractive risk-adjusted returns for shareholders.

RMR Mortgage Trust (Nasdaq: RMRM) is a real estate finance company that originates and invests in first mortgage loans secured by middle market and transitional commercial real estate. RMRM is managed by an affiliate of The RMR Group Inc. (Nasdaq: RMR). Substantially all of RMR’s business is conducted by its majority owned subsidiary, The RMR Group LLC, which is an alternative asset management company with $32 billion in assets under management and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. For more information about RMRM, please visit www.rmrmortgagetrust.com.

WARNING CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever RMRM uses words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may” and negatives or derivatives of these or similar expressions, RMRM is making forward-looking statements. These forward-looking statements are based upon RMRM’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by RMRM’s forward-looking statements as a result of various factors. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond RMRM’s control. For example:

•	The closing of the merger is subject to the satisfaction or waiver of certain conditions. RMRM and TRMT cannot be sure that all the conditions will be satisfied or waived. Accordingly, the merger may not close when expected or at all.

•	RMRM and TRMT expect to realize a number of benefits from the merger, including increased scale and an expanded capital base, improved access to capital markets, increased operating efficiency, and the ability to deliver more attractive risk-adjusted returns for shareholders. These expectations may not be realized as currently expected or at all.

The information contained in RMRM’s filings with the Securities and Exchange Commission, or SEC, including under “Risk Factors” in RMRM’s registration statement on Form S-4, or the Form S-4, and the joint proxy statement/prospectus of RMRM and TRMT contained therein, and in RMRM’s periodic reports or incorporated therein, identifies other important factors that could cause RMRM’s actual results to differ materially from those stated in or implied by RMRM’s forward-looking statements. RMRM’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, RMRM does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the merger, RMRM has filed with the SEC a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The definitive joint proxy statement/prospectus has been mailed to RMRM’s and TRMT’s shareholders. Shareholders may obtain free copies of the Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of RMRM’s filings with the SEC from RMRM’s website at www.rmrmortgagetrust.com or TRMT’s filings with the SEC from TRMT’s website at www.trmtreit.com.

Contact:
Kevin Barry, Manager, Investor Relations
(617) 658-0776
www.rmrmortgagetrust.com

(end)

FOR IMMEDIATE RELEASE

Tremont Mortgage Trust Announces Results of

Special Meeting of Shareholders

Shareholders Approve the Merger with RMR Mortgage Trust to Form a Combined Company Named Seven Hills Realty Capital

Merger Expected to Create a Diversified Commercial Mortgage REIT with Fully Invested Total Assets Expected to Approach $1 Billion

Newton, MA (September 20, 2021): Tremont Mortgage Trust (Nasdaq: TRMT) announced the results of its special meeting of shareholders held on Friday, September 17, 2021, as follows.

Shareholders approved the merger of TRMT with and into RMR Mortgage Trust (Nasdaq: RMRM), or the Merger, with 59.1% of the outstanding shares voting in favor. TRMT expects the Merger to become effective on September 30, 2021, subject to the satisfaction or waiver of the closing conditions specified in the Agreement and Plan of Merger between TRMT and RMRM, dated April 26, 2021, or the Merger Agreement. As part of the Merger, the combined company will change its name to Seven Hills Realty Capital and will trade on the Nasdaq under the ticker “SHRC”.

The Merger is expected to create a more diversified commercial mortgage real estate investment trust focused on middle market transitional bridge loans with assets expected to approach $1 billion when fully invested. With increased scale and an expanded capital base, the combined company is expected to be better positioned to access capital markets, increase operating efficiency, and deliver more attractive risk-adjusted returns for shareholders.

Tremont Mortgage Trust (Nasdaq: TRMT) is a real estate finance company that originates and invests in first mortgage loans secured by middle market and transitional commercial real estate. TRMT is managed by an affiliate of The RMR Group Inc. (Nasdaq: RMR). Substantially all of RMR’s business is conducted by its majority owned subsidiary, The RMR Group LLC, which is an alternative asset management company with $32 billion in assets under management and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. For more information about TRMT, please visit www.trmtreit.com.

WARNING CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever TRMT uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, TRMT is making forward-looking statements. These forward-looking statements are based upon TRMT’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by TRMT’s forward-looking statements as a result of various factors. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond TRMT’s control. For example:

•	The closing of the Merger is subject to the satisfaction or waiver of certain conditions. TRMT and RMRM cannot be sure that all the conditions will be satisfied or waived. Accordingly, the Merger may not close when expected or at all, or the terms of the Merger and the other transactions may change.

•	TRMT and RMRM expect to realize a number of benefits from the Merger, including increased scale and an expanded capital base, improved access to capital markets, increased operating efficiency, and the ability to deliver more attractive risk-adjusted returns for shareholders. These expectations may not be realized as currently expected or at all.

The information contained in TRMT’s filings with the Securities and Exchange Commission, or SEC, including under “Risk Factors” in TRMT’s periodic reports or incorporated therein, identifies other important factors that could cause TRMT’s actual results to differ materially from those stated in or implied by TRMT’s forward looking statements. TRMT’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, TRMT does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the Merger, RMRM has filed with the SEC a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the Merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The definitive joint proxy statement/prospectus has been mailed to TRMT’s and RMRM’s shareholders. Shareholders may obtain free copies of the RMRM Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of TRMT’s filings with the SEC from TRMT's website at www.trmtreit.com or RMRM’s filings with the SEC from RMRM's website at www.rmrmortgagetrust.com.

Contact:
Kevin Barry
Manager, Investor Relations
(617) 658-0776

(end)